UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

INTERSECTIONS INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

460981301
(CUSIP Number)

Michael R. Stanfield
c/o Intersections Inc.
3901 Stonecroft Boulevard, Chantilly, VA 20151
Telephone: (703) 488-6100
Fax: (703) 488-6180
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

October 31, 2018
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §§ 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 460981301

1	NAMES OF REPORTING PERSONS
Michael R. Stanfield

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
2,011,047

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
2,011,047

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
2,011,047

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

This Amendment No. 1 relates to the Statement on Schedule 13D (the “Statement”) filed by Michael R. Stanfield relating to the common stock, par value $0.01 per share (the “Common Stock”), of Intersections Inc. (the “Company”). Unless set forth below, all Items are unchanged from the Statement. Capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Statement.

Item 4.	Purpose of Transaction

Item 4 of the Statement is hereby deleted in its entirety and replaced with the following:

Merger Agreement

On October 31, 2018, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with WC SACD One Parent, Inc., a Delaware corporation (“Parent”), and WC SACD One Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Parent (“Merger Sub”).  Subject to the terms and conditions of the Merger Agreement, (i) Merger Sub is to commence a tender offer (the “Offer”) to purchase any and all of the issued and outstanding shares of Common Stock at a price of $3.68 per share (the “Offer Price”) and (ii) following consummation of the Offer, at the effective time of the Merger (the “Effective Time”), Merger Sub will merge with and into the Company, with the Company surviving as a wholly-owned subsidiary of Parent (the “Merger”), and each issued and outstanding share of Common Stock will be converted into the right to receive the Offer Price in cash, without interest and subject to deduction for any required withholding tax, except for (A) shares of Common Stock held in the treasury of the Company or owned, directly or indirectly, by Parent or Merger Sub immediately prior to the Effective Time, (B) certain shares of Common Stock beneficially owned by Mr. Stanfield, Loeb Holding Corporation, a Delaware corporation, and David McGough (the “Rollover Shares”; such holders of Rollover Shares, the “Rollover Holders”), and (C) Dissenting Shares (as defined in the Merger Agreement). The Merger Agreement contemplates that the Merger will be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, pursuant to which no stockholder vote will be required to consummate the Merger. The Offer and the Merger are subject to certain customary closing conditions, including, in the case of the Merger, the purchase by Merger Sub of all shares of Common Stock validly tendered (and not withdrawn) pursuant to the Offer.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by the Merger Agreement attached hereto as Exhibit 99.1 and incorporated herein by reference.

Rollover and Support Agreements

Concurrently with the execution of the Merger Agreement, Mr. Stanfield and Stanfield Family Investments LLC (“SFI LLC”), a Virginia limited liability company, of which Mr. Stanfield is the managing member, entered into Contribution and Assignment Agreements (together, the “Stanfield Rollover Agreements”), dated as of the date of the Merger Agreement, with WC SACD One, Inc., the direct parent of Parent (“NewCo”), pursuant to which Mr. Stanfield and SFI LLC have agreed, subject to the terms and conditions set forth therein, to contribute, assign and deliver 1,500,000 of Mr. Stanfield’s beneficially owned shares of Common Stock (the “Stanfield Rollover Shares”) to NewCo in exchange for equity interests in NewCo, immediately after the Offer is consummated.  The Stanfield Rollover Agreements provide that prior to the consummation of the Offer, NewCo and the Rollover Holders will negotiate and work in good faith to finalize a stockholders agreement and NewCo’s bylaws and certificate of incorporation in forms consistent with the term sheet attached to the Stanfield Rollover Agreements.

Concurrently with the execution of the Merger Agreement and the Stanfield Rollover Agreement, Mr. Stanfield and SFI LLC also entered into Tender and Support Agreements, dated as of the date of the Merger Agreement and the Note Purchase Agreement (as defined below), with Parent (the “Stanfield Support Agreements”), in order to induce Parent and Merger Sub to enter into the Merger Agreement and the Investors (as defined below) to enter into the Note Purchase Agreement, and to consummate the transactions contemplated thereby, including the Offer, the Merger and the issuance of the Notes (as defined below).  Pursuant to the Stanfield Support Agreements, Mr. Stanfield has agreed, subject to the terms and conditions set forth therein, to (i) tender in the Offer all of Mr. Stanfield’s beneficially owned outstanding shares of Common Stock that are not Stanfield Rollover Shares and (ii) vote or consent in favor of authorization and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement, including the Merger, and in favor of a proposal to permit the conversion of Notes into shares of Common Stock and preferred stock, increase the number of shares of Common Stock and preferred stock authorized pursuant to the Company’s Certificate of Incorporation to permit such conversion and permit the exercise of certain preemptive rights to the Investors, in each case as contemplated by the terms of the Note Purchase Agreement. Pursuant to the Stanfield Support Agreements, Mr. Stanfield and SFI LLC have also agreed to grant Parent an irrevocable proxy to vote his and its, respectively, shares with respect to the foregoing.

The foregoing summary of the Stanfield Rollover Agreements and the Stanfield Support Agreements does not purport to be complete and is qualified in its entirety by the Stanfield Rollover Agreements and the Stanfield Support Agreements attached hereto as Exhibits 99.2, 99.3, 99.4, and 99.5, and incorporated herein by reference.

Note Purchase Agreement

On October 31, 2018, the Company entered into a Note Purchase and Exchange Agreement (the “Note Purchase Agreement”) with certain investors, including Parent (collectively, the “Investors”).  Pursuant to the Note Purchase Agreement, on the date of execution of the Note Purchase Agreement (the “Closing Date”), (i) the Company issued, and Parent purchased from the Company, for cash at a purchase price equal to the principal amount of Notes purchased a series of senior secured convertible notes of the Company (the “Notes”) in the initial aggregate principal amount of $30,000,000 and (ii) certain other Investors exchanged certain unsecured convertible notes previously issued by the Company to such Investors in the aggregate principal amount of $4,000,000 for $4,000,000 in aggregate principal amount of Notes.  The Notes have an interest rate of 6.0% per annum for the first 12 months following the Closing Date and an interest rate of 8.0% per annum for the remaining term of the Notes.  The Notes will mature on the date that is 36 months following the Closing Date.  The Notes are secured by a first-priority security interest on all of the assets of the Company and its subsidiaries, subject to certain exceptions and the obligations of the Company under the Notes are guaranteed by its subsidiaries.  The Notes will automatically convert immediately prior to the Effective Time, or immediately prior to (but subject to) the consummation of a Superior Transaction (as defined in the Note Purchase Agreement), into shares of Common Stock or, in certain circumstances, into shares of preferred stock of the Company, which will also be convertible into shares of Common Stock.  The Notes may also be converted upon the consummation of certain Alternative Transactions (as defined in the Note Purchase Agreement) relating to the beneficial ownership, indebtedness and solvency of the Company, upon a determination by the Company's board of directors that the Company is no longer pursuing a process to sell itself, or on or after April 30, 2019.  Subject to the terms and conditions of the Note Purchase Agreement, the Notes are convertible into Common Stock at a conversion price of $2.27 per share (subject to adjustment as provided in the Merger Agreement).  For so long as any Notes (or preferred stock issued upon conversion of the Notes) remain outstanding or any Investor holding at least 10% of the then aggregate unpaid principal amount of the Notes owns Common Stock comprising at least 50% of the shares issuable upon conversion of its Notes, if there is a termination of the Merger Agreement and Parent then holds at least 80% of its initial principal amount of Notes (or shares issued upon conversion), a majority of the Company’s board of directors will resign effective immediately and Parent will have the right to designate directors to fill such vacancies and the right to appoint the Chief Executive Officer of the Company.

The foregoing description of the Note Purchase Agreement and the Notes does not purport to be complete and is qualified in its entirety by the Note Purchase Agreement and the Note attached hereto as Exhibit 99.6 and incorporated herein by reference.

Registration Rights Agreement

In connection with the Note Purchase Agreement, the Investors  entered into a Registration Rights Agreement with the Company (the “Registration Rights Agreement”) pursuant to which the Company will, subject to the terms and conditions thereof, register the shares of Common Stock or preferred stock issuable upon conversion of the Notes and the shares of Common Stock issuable upon conversion of the preferred stock to permit their resale by the Investors under the Securities Act of 1933, as amended.

The foregoing description of the Registration Rights Agreement does not purport to be complete and is qualified in its entirety by the Registration Rights Agreement attached hereto as Exhibit 99.7 and incorporated herein by reference.

The purpose of the Offer and the Merger is to acquire all of the outstanding shares of Common Stock (other than the Rollover Shares).  The Offer, the Merger and the transactions under the Note Purchase Agreement may result in one or more of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D, including, without limitation, the acquisition of additional securities of the Company, a merger or other extraordinary transaction involving the Company, a change to the Board of Directors of the Company (as the surviving company in the Merger), the delisting of Common Stock from NASDAQ and the Common Stock becoming eligible for termination of registration pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Act”).  If the Merger is consummated, the Common Stock will be delisted from NASDAQ and will cease to be registered under the Act, and the Company will be privately held by Parent.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Statement is hereby deleted in its entirety and replaced with the following:

(a)-(b)
Mr. Stanfield beneficially owns an aggregate of 2,011,047 shares of Common Stock, representing approximately 8.1% of the outstanding Common Stock. The ownership percentage set forth above is based upon 24,356,507 shares of Common Stock outstanding, as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2018, plus 40,489 shares of Common Stock issued to two (2) employees upon exercise of stock option grants under the Company’s 2014 Stock Incentive Plan, plus 119,047 shares of Common Stock that Mr. Stanfield has the right to acquire within 60 days of October 31, 2018 pursuant to a grant of 238,095 stock options under the Company’s 2014 Stock Incentive Plan (the “2014 Equity Award”), of which 119,048 stock options do not vest within 60 days of October 31, 2018, plus 315,792 shares of Common Stock that Mr. Stanfield has the right to acquire at any time pursuant to stock option grants under the Company’s 1999 Stock Option Plan, the Company’s 2004 Stock Option Plan, and the Company’s 2006 Stock Option Plan.

The 2,011,047 shares of Common Stock consist of: (a) 998,362 shares of Common Stock held directly by Mr. Stanfield, (b) 577,846 shares of Common Stock held by SFI LLC, (c) 119,047 shares of Common Stock that Mr. Stanfield has the right to acquire within 60 days of October 31, 2018 pursuant to the 2014 Equity Award, and (d) 315,792 shares of Common Stock that Mr. Stanfield has the right to acquire at any time pursuant to stock option grants under the Company’s 1999 Stock Option Plan, the Company’s 2004 Stock Option Plan, and the Company’s 2006 Stock Option Plan. Mr. Stanfield and his wife own a 55% interest in SFI LLC, and trusts for the benefit of their children own the remaining 45% interest. Mr. Stanfield disclaims beneficial ownership of the shares of Common Stock held by SFI LLC except to the extent of his pecuniary interest therein.

Mr. Stanfield has, or will have, sole voting and dispositive power over all such shares of Common Stock, except that Mr. Stanfield does not have full dispositive power over the 119,047 shares of Common Stock underlying 119,047 stock options granted under 2014 Equity Award until the options to purchase such shares of Common Stock vest on December 6, 2018.

(c)	On September 17, 2018, Mr. Stanfield disposed of 5,000 shares of Common Stock directly held by Mr. Stanfield, at a price per share of $1.70.

On September 11, 2018, Mr. Stanfield disposed of 5,000 shares of Common Stock directly held by Mr. Stanfield, at a price of share of $1.68.

On September 4, 2018, Mr. Stanfield disposed of 5,000 shares of Common Stock directly held by Mr. Stanfield, at a price per share of $1.67.

Other than these dispositions, each of which was reported on a Form 4, Mr. Stanfield has had no other transactions in the Company’s securities during the past sixty (60) days.

(d)
Other than as described in Items 5(a) and 5(b) above, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Statement is hereby deleted in its entirety and replaced with the following:

See Item 4.

Item 7.	Materials to Be Filed as Exhibits.

Exhibit	Description
99.1	Agreement and Plan of Merger, dated as of October 31, 2018, by and among Intersections Inc., WC SACD One Parent, Inc., and WC SACD One Merger Sub, Inc.*
99.2	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Michael Stanfield
99.3	Contribution and Assignment Agreement, dated as of October 31, 2018, by and between WC SACD One, Inc. and Stanford Family Investments LLC
99.4	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and Michael Stanfield
99.5	Tender and Support Agreement, dated as of October 31, 2018, by and between WC SACD One Parent, Inc. and and Stanford Family Investments LLC
99.6	Note Purchase Agreement, dated as of October 31, 2018, by and among Intersections Inc. and the investors party thereto*
99.7	Registration Rights Agreement, dated as of October 31, 2018, by and among the Company and the investors party thereto*

* To be filed by amendment

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 31, 2018

By:	/s/ Michael R. Stanfield
Michael R. Stanfield